Exhibit 99.1

Investor Contacts

Alcobra Investor Relations

Debbie Kaye

US: 212-8908964, Intl: +972-3-7299871

IR@alcobra-pharma.com

Alcobra Provides Update on Recent FDA Meeting and Path Forward for MDX Clinical Development Program

-  Alcobra and FDA agree on review of available data from the Phase 3 MEASURE study in a future NDA submission

-  Top-line results from the MEASURE study to be reported in the coming weeks

-  FDA to modify Clinical Hold from Full to Partial to allow the conduct of a Phase I safety study

-  Management to hold a conference call & webcast today, January 9th at 8:00 a.m. Eastern Time/5:00 a.m. Pacific Time

Tel Aviv, Israel – January 9, 2017 – Alcobra Ltd. (NasdaqGM: ADHD), an emerging pharmaceutical company focused on the development of new medications to treat patients with cognitive disorders, including Attention Deficit Hyperactivity Disorder (ADHD) and Fragile X Syndrome, received official minutes from its meeting with the Division of Psychiatry Products of the U.S. Food and Drug Administration (FDA) held in early December 2016. The face-to-face meeting was held to discuss the ongoing Clinical Hold for Metadoxine Extended Release (MDX) and paths to resume human clinical trials with MDX.

The official minutes reflect the FDA’s agreement to review the data collected thus far in Alcobra’s Phase 3 MEASURE Study and consider it in a future NDA submission of MDX for treatment of ADHD. The FDA and Alcobra agreed that such an analysis could provide important information with regard to the effectiveness of MDX, as well as information on its safety and tolerability, allowing a more informed discussion of future development activities, as needed. Alcobra has already begun processing the available MEASURE study data and expects to report top-line results for MEASURE in the coming weeks.

The FDA also agreed to modify the Full Clinical Hold to a Partial Hold, pending review and approval of Alcobra’s proposed protocol for a 6-month, Phase 1 clinical study to directly assess the potential relevance of adverse findings observed in long-term, non-clinical (animal) studies of metadoxine with regard to human exposure. The FDA will review results from this safety study and consider the complete lifting of the Full Clinical Hold currently in place on the MDX programs.

“We are encouraged by this productive meeting with the FDA and the progress made in outlining the development path for a future NDA submission of MDX for treatment of pediatric and adult ADHD,” said Dr. Yaron Daniely, President and CEO of Alcobra. “Our focus now is on analyzing the topline data from MEASURE and working closely with the FDA to resume clinical development activities with the goal of bringing MDX to market for the benefit of patients affected by ADHD or other cognitive disorders.”

Conference Call & Webcast

Monday, January 9, 2017 @ 8:00a.m. Eastern Time

Domestic:	855-469-0611
International:	484-756-4341
Passcode:	48962845
Webcast:	http://www.alcobra-pharma.com/events.cfm

Replays available through January 23, 2017

Domestic:	855-859-2056
International:	404-537-3406
Passcode:	48962845

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Because such statements deal with future events and are based on Alcobra's current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Alcobra could differ materially from those described in or implied by the statements in this press release. For example, forward-looking statements include statements regarding the timing of future development activities and clinical studies (if the same are initiated at all and under what circumstances) and the timing and status of the results thereof, whether and when the clinical hold will be lifted and under what conditions, whether and when Alcobra will submit an NDA and whether it will be approved by the FDA and timing of future communications to investors. In addition, historic results of scientific research do not guarantee that the conclusions of future research would suggest similar conclusions or that historic results referred to in this press release would be interpreted similarly in light of additional research or otherwise. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Alcobra's Annual Report on Form 20-F for the fiscal year ended December 31, 2015, filed with the Securities and Exchange Commission (SEC) and in subsequent filings with the SEC. Except as otherwise required by law, Alcobra disclaims any intention or obligation to update or revise any forward-looking statements, which speak only as of the date they were made, whether as a result of new information, future events or circumstances or otherwise.